Hateley & Hampton

Attorneys & counselors

201 santa monica boulevard

suite 300

santa monica, ca 90401-2224

Telephone (310) 576-4758

Facsimile (310) 388-5899

Email: dhateley@hateleyhampton.com

September 10, 2015

Mr. Tom Kluck

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	Hubilu Venture Corporation
Response to Comment letter dated August 24, 2015
Registration Statement on Form S-1
Filed: May 21, 2015
File No. 333-204347

Dear Mr. Kluck:

Enclosed is the Pre-Effective Amendment No. 3 to the above Registration Statement. The changes are made in response to the Pre-Effective Amendment No. 2 of the Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated August 24, 2015.

General

1.	Please revise to include interim financial information for the fiscal quarter ended June 30, 2015.

Response:	Revised to include the interim financial information for the fiscal quarter ended June 30, 2015.

2.	We note your response to comment 1 of our letter. We further note that the registration statement still contains references to sales by selling security holders at prevailing market prices, including the following examples:

●	“The Selling Security Holders may sell at prevailing market prices or privately negotiated prices only after the shares are quoted on either the OTCBB or an exchange.” Prospectus cover page

●	“This is a fixed price at which the Selling Security Holders may sell their shares until our common stock is quoted on the OTCBB, at which time the shares may be sold at prevailing market prices or privately negotiated prices.” Page 7

●	“The Selling Security Holders may sell at prevailing market prices or privately negotiated prices only after the shares are quoted on either the OTCBB or an exchange.” Page 19

●	“The Selling Security Holders may sell at prevailing market prices or privately negotiated prices only after the shares are quoted on either the OTCBB or an exchange.” Page 35

Hateley & Hampton

Attorneys & counselors

Mr. Tom Kluck

September 10, 2015

Please revise your disclosure throughout the registration statement to state that the selling security holders will offer their securities at a fixed price for the duration of the offering.

Response:	Revised to remove the referenced language.

Business, page 26

3.	We note your disclosure on page 27 that you have entered into a consulting agreement with your first client, 112 South Eucalyptus Avenue LLC. You also state that your majority shareholder is a minority shareholder in 112 South Eucalyptus Avenue LLC. Please disclose the principal terms of the consulting agreement and file the agreement as an exhibit. See Item 601(b) of Regulation S-K. In addition, in the Certain Relationships and Related Transactions section, please provide the disclosure as required under Item 404 of Regulation S-K.

Response:	Revised to correct the error. The Company entered into a consulting agreement with its first client, 112 South Eucalyptus Avenue LLC; however, 112 South Eucalyptus is NOT owned by the majority shareholder but is owned by one of the Company’s minority shareholders who owns less than 1% of the issued and outstanding shares of common stock.

We believe the foregoing changes have adequately addressed the SEC’s comments. If you have any question or require anything further, please feel free to call me at 310-576-4758.

Sincerely yours,

HATELEY & HAMPTON,

Donald P. Hateley, Esq., CPA

cc: David Behrend, President